Exhibit 99.3

Perdigão S.A.	Wang Wei Chang	Perdigão is one of the largest Latin
	Chief Financial Officer	American food companies and one
Stock Exchange Ticker		of the biggest processing meat in
Symbols:	Investor Relations	the world. The company exports
	Av. Escola Politéícnica, 760	its products for more than 100
BOVESPA:	05350-901 > São Paulo > SP	countries.
PRGA3 - ON	Phone.: 55 11 3718 5301
Novo Mercado	Fax: 55 11 3718 5297	E-mail: acoes@perdigao.com.br
Www.perdigao.com.br/ri/eng
NYSE:
PDA
ADR Level III

BATÁVIA ACQUIRES FRUITIER, A LINE OF FRUIT-BASED DESSERTS

New Product diversifies and expands the company mix

Batávia S.A. – Indústria de Alimentos, a subsidiary of Perdigão, bought for around R$ 2 million from the French group Andros — one of the largest European fruit processors — the assets, the operational process technology and the license agreement to use Fruitier brand of fruit-based desserts, all in Brazil. Through this acquisition Batávia enters a new and important market segment.

The Fruitier dessert is a premium product, low fat and based exclusively in fruit – without conserving, colorants, artificial flavouring, gluten, lactose and sacarose. The product is presented in two versions, creamy and creamy with fruit pieces, ideal to keep a balanced diet and supplement the daily fruit consumption in a practical, natural and flavour way, and can also be consumed by children.

These acquisition marks the beginning of the growth that Perdigão draw for Batávia, when the Company bought Batávia’s shareholders’ control last May. This draft includes the increase of Batávia’s refrigerated line. Besides this the Company considered the synergy on the refrigerated chain to distribute and conserve this new products. Batávia already offers a diversified mix composed by yogurts, petit suisse, other dairy desserts, pasteurized, UHT, flavoured and fermented milk, juices and soy-based juices among ohter products.

Fruitier products are sold in all Brazilian state and are presented in cups – like yogurt cups – on 13 flavours. The fruit creamy are based on plum/coconut, banana, banana/açaí/guarana, banana/apple/papaya, orange/acerola, passion fruit, pear fruit and grape. The creamy with fruit pieces are based on red fruits, apple, pear fruit, passion fruit/pineapple and peach/apricot.